SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 20, 2011

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated October 20, 2011: Nokia Q3 2011 net sales EUR 9.0 billion, non-IFRS EPS EUR 0.03 (reported EPS EUR -0.02)

INTERIM REPORT

Nokia Corporation	October 20, 2011 at 13:00 (CET +1)

Nokia Q3 2011 net sales EUR 9.0 billion, non-IFRS EPS EUR 0.03 (reported EPS EUR -0.02)

Strong operating cash flow and liquidity position with net cash of EUR 5.1 billion at end of Q3 2011

	Reported and Non-IFRS third quarter 2011 results(1),(2)
EUR million	Q3/2011	Q3/2010	YoY Change	Q2/2011	QoQ Change
Nokia
Net sales	8 980	10 270	-13%	9 275	-3%
Operating profit	-71	403		-487
Operating profit (non-IFRS)	252	634	-60%	391	-36%
EPS, EUR diluted	-0.02	0.14		-0.10
EPS, EUR diluted (non-IFRS)(3)	0.03	0.14	-79%	0.06	-50%
Net cash from operating activities	852	439	94%	-176
Net cash and other liquid assets(4)	5 067	4 375	16%	3 891	30%
Devices & Services(5)
Net sales	5 392	7 173	-25%	5 467	-1%
Smart Devices net sales	2 206	3 612	-39%	2 368	-7%
Mobile Phones net sales	2 903	3 364	-14%	2 551	14%
Mobile device volume (million units)	106.6	110.4	-3%	88.5	20%
Smart Devices volume (million units)	16.8	27.1	-38%	16.7	1%
Mobile Phones volume (million units)	89.8	83.3	8%	71.8	25%
Mobile device ASP(6)	51	65	-22%	62	-18%
Smart Devices ASP(6)	131	133	-2%	142	-8%
Mobile Phones ASP(6)	32	40	-20%	36	-11%
Operating profit	132	807	-84%	-247
Operating profit (non-IFRS)	222	750	-70%	369	-40%
Operating margin %	2.4%	11.3%		-4.5%
Operating margin % (non-IFRS)	4.1%	10.5%		6.7%
NAVTEQ
Net sales	241	252	-4%	245	-2%
Operating profit	-45	-48		-58
Operating profit (non-IFRS)	68	74	-8%	53	28%
Operating margin %	-18.7%	-19.0%		-23.7%
Operating margin % (non-IFRS)	28.2%	29.4%		21.5%
Nokia Siemens Networks(7)
Net sales	3 413	2 943	16%	3 642	-6%
Operating profit	-114	-282		-111
Operating profit (non-IFRS)	6	-116		40	-85%
Operating margin %	-3.3%	-9.6%		-3.0%
Operating margin % (non-IFRS)	0.2%	-3.9%		1.1%

Note 1 relating to January-September 2011 results: Nokia reported net sales were EUR 28 654 million and reported earnings per share (diluted) were EUR -0.02 for the period from January 1 to September 30, 2011. Further information about the results for the period from January 1 to September 30, 2011 can be found on pages 15, 18, 26, 27 and 29 of the complete Q3 2011 interim report with tables.

Note 2 relating to non-IFRS results: Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008. More specific information about the exclusions from the non-IFRS results may be found in our complete interim report with tables for Q3 2011 on pages 3-4, 20-22 and 24. Nokia believes that these non-IFRS financial measures provide meaningful supplemental information to both management and investors regarding Nokia’s performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. A reconciliation of the non-IFRS results to our reported results for Q3 2011 and Q3 2010 can be found in the tables on pages 17 and 20-24 of our complete interim report with tables. A reconciliation of our Q2 2011 non-IFRS results can be found on pages 17 and 20-24 of our complete Q2 2011 interim report with tables which was published on July 21, 2011.

Note 3 relating to non-IFRS Nokia EPS: Nokia taxes continued to be unfavorably impacted by Nokia Siemens Networks taxes as no tax benefits are recognized for certain Nokia Siemens Networks deferred tax items. In Q3, certain one-quarter tax expenses also had an unfavorable impact. If Nokia’s estimated long-term tax rate of 26% had been applied, non-IFRS Nokia EPS would have been approximately 1.5 Euro cent higher in Q3 2011.

Note 4 relating to Nokia net cash and other liquid assets: Calculated as total cash and other liquid assets less interest-bearing liabilities.

Note 5 relating to Devices & Services reporting structure: Effective from April 1, 2011, our Devices & Services business has included two operating and reportable segments — Smart Devices, which focuses on smartphones, and Mobile Phones, which focuses on mass market mobile devices — as well as Devices & Services Other.  Prior period results for each quarter and the full year 2010 and Q1 2011 have been regrouped (on an unaudited basis) for comparability purposes according to the new reporting format. The regrouped financial information can be accessed at: http://www.nokia.com/investors

Note 6 relating to average selling prices (ASP): Mobile device ASP represents total Devices & Services net sales (Smart Devices net sales, Mobile Phones net sales, and Devices & Services Other net sales) divided by total Devices & Services volumes. Devices & Services Other net sales includes net sales of Nokia’s luxury phone business Vertu and spare parts, as well as intellectual property royalty income. Smart Devices ASP represents Smart Devices net sales divided by Smart Devices volumes. Mobile Phones ASP represents Mobile Phones net sales divided by Mobile Phones volumes.

Note 7 relating to the acquired Motorola Solutions networks assets: Nokia Siemens Networks completed the acquisition of Motorola Solutions’ networks assets on April 30, 2011. Accordingly, the results of Nokia Siemens Networks for the third quarter 2011 are not directly comparable to its results for prior periods.

STEPHEN ELOP, NOKIA CEO:

I am encouraged by the progress we made during Q3, while noting that there are still many important steps ahead in our journey of transformation. With each step, you will see us methodically implement our strategy, pursuing steady improvement through a period that has known transition risks, while also dealing with the various unexpected ups and downs that typify the dynamic nature of our industry. During the third quarter, we continued to take the action necessary to drive the structural changes required for Nokia’s long-term success.

Our results in Q3 indicate that our sales execution and channel inventory situation have improved. From a product standpoint, our overall Mobile Phones portfolio performed well.  We shipped approximately 18 million dual SIM devices in Q3, and in markets such as India where dual SIM is pervasive, we gained market share. We also strengthened our Smart Devices line up in Q3, with the launch of our first smartphones running Symbian Belle, which improves the user experience and strengthens the competitiveness of our product portfolio.

Additionally, I am encouraged by our progress around the first Nokia experience with Windows Phone, and we look forward to bringing the experience to consumers in select countries later this quarter. We then intend to systematically increase the number of countries and launch partners during the course of 2012.

To position Nokia for the future, we are driving fundamental changes in how we operate.  In addition to the changes announced in April, in Q3 we announced plans for structural changes in manufacturing, Location & Commerce and supporting functions. The planned changes we have initiated are difficult but necessary in order to align the company to our strategy.

In summary, in Q3 we started to see signs of early improvement in many areas, but we must continue to focus on consistent progress so that we can move Nokia through the transformation and deliver superior results to our shareholders.

NOKIA OUTLOOK

•                  Nokia expects its non-IFRS Devices & Services operating margin in the fourth quarter 2011 to be between 1% and 5%. This outlook is based on our expectations regarding a number of factors, including:

•                  competitive industry dynamics;

•                  an expected sequential increase in Devices & Services net sales;

•                  an expected greater-than-normal seasonal increase in Devices & Services operating expenses as Nokia launches new products;

•                  timing, ramp-up, and consumer demand related to our new products;

•                  availability of components from our suppliers; and

•                  the macroeconomic environment.

•                  Nokia continues to target to reduce Devices & Services non-IFRS operating expenses by more than EUR 1 billion for the full year 2013, compared to the full year 2010 Devices & Services non-IFRS operating expenses of EUR 5.65 billion.

•                  Nokia continues to expect Nokia Group net cash and other liquid assets at the end of 2011 to be above the EUR 3.9 billion balance at the end of the second quarter 2011.

•                  Nokia and Nokia Siemens Networks expect Nokia Siemens Networks’ net sales to be between EUR 3.7 billion and EUR 4.0 billion in the fourth quarter 2011.

•                  Nokia and Nokia Siemens Networks expect the non-IFRS operating margin in Nokia Siemens Networks to be between 1% and 4% in the fourth quarter 2011.

•                  Nokia and Nokia Siemens Networks continue to expect Nokia Siemens Networks’ net sales to grow faster than the market in 2011.

•                  Nokia and Nokia Siemens Networks continue to expect Nokia Siemens Networks’ non-IFRS operating margin to be above breakeven in 2011.

•                  Nokia and Nokia Siemens Networks continue to expect Nokia Siemens Networks to reduce its non-IFRS annualized operating expenses and production overheads by EUR 500 million by the end of 2011, compared to the end of 2009.

•                  The outlook relating to Nokia Siemens Networks includes the impact of the acquisition of Motorola Solutions’ networks assets.

THIRD QUARTER 2011 FINANCIAL HIGHLIGHTS

The non-IFRS results exclude:

Q3 2011 — EUR 323 million (net) consisting of:

•                  EUR 26 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 59 million restructuring charge and EUR 54 million associated impairments in Devices & Services

•                  EUR 24 million positive Accenture deal closing adjustment in Devices & Services

•                  EUR 94 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola Solutions’ networks assets

•                  EUR 113 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 1 million of intangible assets amortization and other purchase price related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

Q3 2010 — EUR 231 million (net) consisting of:

•                  EUR 61 million prior years-related refund of customs duties

•                  EUR 49 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 117 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks

•                  EUR 122 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 4 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications, Novarra, MetaCarta and Motally in Devices & Services

Q3 2010 taxes — EUR 127 million prior years-related non-cash benefit from Q3 2010 changes in dividend withholding tax legislation in certain jurisdictions with retroactive effects

Q2 2011 — EUR 878 million consisting of:

•                  EUR 68 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 297 million restructuring charge in Devices & Services

•                  EUR 275 million accrued Accenture deal consideration in Devices & Services

•                  EUR 41 million impairment of shares in an associated company in Devices & Services

•                  EUR 83 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola’s networks assets

•                  EUR 111 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 3 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications, Novarra and Motally in Devices & Services

Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008.

Nokia Group

The following chart sets out the year-on-year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

THIRD QUARTER 2011 NET SALES, REPORTED & CONSTANT CURRENCY(1)

	YoY Change	QoQ Change
Group net sales — reported	-13%	-3%
Group net sales - constant currency(1)	-10%	-3%
Devices & Services net sales — reported	-25%	-1%
Devices & Services net sales - constant currency(1)	-22%	-1%
NAVTEQ net sales — reported	-4%	-2%
NAVTEQ net sales - constant currency(1)	1%	-2%
Nokia Siemens Networks net sales — reported	16%	-6%
Nokia Siemens Networks net sales - constant currency(1)	18%	-7%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

The following chart sets out Nokia Group’s cash flow for the periods indicated and financial position at the end of the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA GROUP CASH FLOW AND FINANCIAL POSITION

EUR million	Q3/2011	Q3/2010	YoY Change	Q2/2011	QoQ Change
Net cash from operating activities	852	439	94%	-176
Total cash and other liquid assets	10 809	10 235	6%	9 358	16%
Net cash and other liquid assets	5 067	4 375	16%	3 891	30%

Year-on-year, net cash and other liquid assets increased by EUR 692 million primarily due to positive overall net cash from operating activities and a EUR 500 million equity investment in Nokia Siemens Networks by Siemens, partially offset by payment of the dividend and cash outflows related to the acquisition of Motorola Solutions’ networks assets and capital expenditures. In the third quarter 2011, Nokia and Siemens each provided capital of EUR 500 million to Nokia Siemens Networks to further strengthen the company’s financial position and set the stage for strategic flexibility, productivity and innovation in areas such as Mobile Broadband and related services.

Sequentially, net cash and other liquid assets increased by EUR 1.2 billion primarily due to strong net cash from operating activities in Devices & Services which was supported by positive net working capital developments and net cash inflows from hedging activities. This was partially offset by capital expenditures. The positive net working developments were driven by an increase in payables due to higher business activity, a decrease in receivables due to a shift in the geographic mix of our net sales towards regions with shorter payment terms, partially offset by an increase in inventories due to higher business activity. Additionally, the increase in net cash and other liquid assets was supported by the above mentioned equity investment in Nokia Siemens Networks by Siemens.

Devices & Services

Effective from April 1, 2011, our Devices & Services business has included two operating and reportable segments —

Smart Devices, which focuses on smartphones, and Mobile Phones, which focuses on mass market mobile devices — as well as Devices & Services Other.  Prior period results for each quarter and the full year 2010 and Q1 2011 have been regrouped (on an unaudited basis) for comparability purposes according to the new reporting format. The regrouped financial information can be accessed at: http://www.nokia.com/investors

The following chart sets out a summary of the results for our Devices & Services business for the periods indicated, as well as the year-on-year and sequential growth rates.

DEVICES & SERVICES RESULTS SUMMARY

	Q3/2011	Q3/2010	YoY Change	Q2/2011	QoQ Change
Net sales (EUR millions)(1)	5 392	7 173	-25%	5 467	-1%
Mobile device volume (million units)	106.6	110.4	-3%	88.5	20%
Mobile device ASP (EUR)	51	65	-22%	62	-18%
Non-IFRS gross margin (%)	26.1%	29.0%		31.1%
Non-IFRS operating expenses (EUR millions)	1 188	1 336	-11%	1 329	-11%
Non-IFRS operating margin (%)	4.1%	10.5%		6.7%

Note 1: Includes IPR royalty income recognized in Devices & Services Other net sales.

Net Sales

The year-on-year and sequential declines in our Devices & Services net sales are discussed below in our operating analysis of our Smart Devices and Mobile Phones business units. Our overall Devices & Services net sales, gross and operating margins in the third quarter 2011 benefited from the recognition of approximately EUR 70 million of non-recurring IPR royalty income recognized in Devices & Services Other net sales. Our overall Devices & Services net sales, gross and operating margins in the second quarter 2011 benefited from the recognition of approximately EUR 430 million of IPR royalty income from new contracts related to the second quarter 2011 and earlier periods recognized in Devices & Services Other net sales. At constant currency, Devices & Services net sales would have decreased 22% year-on-year and 1% sequentially.

The following chart sets out the net sales for our Devices & Services business for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area. The IPR royalty income described in the paragraph above has been allocated to the geographic areas contained in this chart.

DEVICES & SERVICES NET SALES BY GEOGRAPHIC AREA

EUR million	Q3/2011	Q3/2010	YoY Change	Q2/2011	QoQ Change
Europe	1 394	2 289	-39%	1 666	-16%
Middle East & Africa	957	930	3%	988	-3%
Greater China	1 240	1 654	-25%	913	36%
Asia-Pacific	1 197	1 504	-20%	1 085	10%
North America	73	226	-68%	88	-17%
Latin America	531	570	-7%	727	-27%
Total	5 392	7 173	-25%	5 467	-1%

Volume

The following chart sets out the mobile device volumes for our Devices & Services business for the periods indicated, as well as the year—on-year and sequential growth rates, by geographic area.

DEVICES & SERVICES MOBILE DEVICE VOLUMES BY GEOGRAPHIC AREA

million units	Q3/2011	Q3/2010	YoY Change	Q2/2011	QoQ Change
Europe	20.7	29.2	-29%	18.4	13%
Middle East & Africa	26.0	18.4	41%	20.5	27%
Greater China	15.9	20.2	-21%	11.3	41%
Asia-Pacific	32.4	27.8	17%	24.5	32%
North America	0.7	3.2	-78%	1.5	-53%
Latin America	10.9	11.6	-6%	12.3	-11%
Total	106.6	110.4	-3%	88.5	20%

On a year-on-year basis, the decline in our total Devices & Services volumes in the third quarter 2011 was driven by lower Smart Devices volumes which more than offset the increase in our Mobile Phones volumes.

The sequential increase in our total Devices & Services volumes in the third quarter 2011 was driven by higher Mobile Phones volumes. It also reflected higher sales in the third quarter 2011 following actions taken during the second quarter 2011 to create a healthier sales environment by facilitating the reduction of the inventory levels held by distributors and operators.

During the third quarter 2011, our overall level of channel inventory continued to decline slightly and we ended the quarter with our sales channel inventories within our normal range of 4-6 weeks.

Average Selling Price

On a year-on-year basis, the overall decrease in our Devices & Services ASP in the third quarter 2011 was driven primarily by the lower ASP in Mobile Phones and, to a lesser extent, Smart Devices, a higher proportion of Mobile Phones sales and the appreciation of the Euro against certain currencies, partially offset by a positive impact from foreign exchange currency hedging and higher IPR royalty income.

On a sequential basis, the overall decline in our Devices & Services ASP in the third quarter 2011 was driven by a product mix shift towards lower priced devices, lower IPR royalty income and the impact of a full quarter of our tactical pricing actions across the portfolio initiated in the second quarter 2011.

Gross Margin

On a year-on-year basis, the decline in our Devices & Services non-IFRS gross margin in the third quarter 2011 was driven by gross margin declines in both Smart Devices and Mobile Phones, partially offset by higher IPR royalty income.

On a sequential basis, the decline in our Devices & Services non-IFRS gross margin in the third quarter 2011 was driven primarily by lower IPR royalty income, as well as lower gross margins in both Smart Devices and Mobile Phones.

Operating Expenses

Devices & Services non-IFRS research and development expenses decreased 16% year-on-year and 12% sequentially due to declines in Smart Devices and Devices & Services Other research and development expenses, partially offset by a year-on-year increase in Mobile Phones research and development expenses. Devices & Services Other includes common research and development expenses and services related research and development expenses. The decreases in Smart Devices and Devices & Services Other research and development expenses were due primarily to a focus on priority projects and cost controls. The increase in Mobile Phones research and development expenses was due primarily to investments to accelerate product development to bring new innovations to the market faster and at lower price-points, partially offset by a focus on priority projects and cost controls.

Devices & Services non-IFRS sales and marketing expenses decreased 7% year-on-year and 13% sequentially driven by lower spending on marketing programs, and to a lesser degree, by more focused sales programs.

Devices & Services non-IFRS administrative and general expenses increased 3% year-on-year and 10% sequentially.  On a sequential basis, focus on near-term cost controls continued, with the increase reflecting shifts in expenses from research and development and sales and marketing.

In the third quarter 2011, Devices & Services non-IFRS other income and expense had a slight negative year-on-year impact on profitability and a slight positive sequential impact. Reported other income and expense was significantly adversely impacted in the third quarter 2011 primarily as a result of restructuring related expenses discussed below, which were recognized in Devices & Services Other.

Cost Reduction Activities and Planned Operational Adjustments

We are continuing to target to reduce our Devices & Services non-IFRS operating expenses by more than EUR 1 billion for the full year 2013, compared to the full year 2010 Devices & Services non-IFRS operating expenses of EUR 5.65 billion. This reduction is expected to come from a variety of different sources and initiatives, including a planned reduction in the number of employees and normal personnel attrition, a reduction in the use of outsourced professionals, reductions in facility costs, and various improvements in efficiencies.

Our cost reduction activities include a strategic collaboration with Accenture to outsource Nokia’s Symbian software development and support activities to Accenture. Approximately 2 300 Nokia employees were transferred to Accenture as part of the transaction which was completed on September 30, 2011.

At the end of the third quarter 2011, we announced plans to take additional actions to align our workforce and operations. The measures include the planned closure of Nokia’s manufacturing facility in Cluj, Romania, which — together with adjustments to supply chain operations — is estimated to impact approximately 2 200 employees; a plan to shift the focus of Nokia’s manufacturing operations in Salo in Finland, Komarom in Hungary, and Reynosa in Mexico towards customer and market-specific software and sales package customization; and a plan to concentrate the development efforts of Location & Commerce in Berlin in Germany, Boston and Chicago in the U.S., and other supporting sites. The planned changes in Location & Commerce, which include the closure of its operations in Bonn in Germany and Malvern in the U.S., are estimated to impact approximately 1 300 employees.

The planned measures support the execution of our strategy and also target to bring efficiencies and speed to the organization. In line with the company values, Nokia will offer employees affected by the planned reductions a comprehensive support program. Nokia remains committed to supporting its employees and the local communities through this difficult change.

During the third quarter, Devices & Services recognized net charges of EUR 89 million related to restructuring activities, which include restructuring charges, associated impairments and an Accenture-related deal closing adjustment. As of the end of the third quarter 2011, we have recognized cumulative charges of EUR 661 million related to restructuring activities. While the total extent of the restructuring activities is still to be determined, we currently anticipate cumulative charges in Devices & Services of around EUR 900 million before the end of 2012. We also believe total cash outflows related to our Devices & Services restructuring activities will be below the level of the cumulative charges related to these restructuring activities.

Smart Devices

The following chart sets out a summary of the results for our Smart Devices business unit for the periods indicated, as well as the year-on-year and sequential growth rates.

SMART DEVICES RESULTS SUMMARY

	Q3/2011	Q3/2010	YoY Change	Q2/2011	QoQ Change
Net sales (EUR millions)(1)	2 206	3 612	-39%	2 368	-7%
Smart Devices volume (million units)	16.8	27.1	-38%	16.7	1%
Smart Devices ASP (EUR)	131	133	-2%	142	-8%
Gross margin (%)	23.3%	30.5%		25.7%
Operating expenses (EUR millions)	657	773	-15%	752	-13%
Contribution margin (%)	-5.9%	9.3%		-6.2%

Note 1: Does not include IPR royalty income. IPR royalty income is recognized in Devices & Services Other net sales.

Net Sales

The year-on-year decline in our Smart Devices net sales in the third quarter 2011 was primarily due to significantly lower volumes. On a sequential basis, the decrease in our Smart Devices net sales in the third quarter 2011 was due to the lower ASP.

Volume

The year-on-year decrease in our Smart Device volumes in the third quarter 2011 continued to be driven by the strong momentum of competing smartphone platforms relative to our higher priced Symbian devices, as well as pricing tactics by certain competitors. On a sequential basis, our virtually flat Smart Devices volumes in the third quarter 2011 reflected better demand for our lower priced Symbian smartphones compared to our higher priced Symbian smartphones.

Average Selling Price

The year-on-year decline in our Smart Devices ASP in the third quarter 2011 was driven primarily by our tactical pricing actions due to the competitive environment, partially offset by a product mix shift towards higher priced Symbian devices and a lower deferral of revenue related to map services sold in combination with devices.

Sequentially, the decline in our Smart Devices ASP in the third quarter 2011 reflected the impact of a full quarter of our tactical pricing actions across the portfolio initiated in the second quarter 2011, as well as a product mix shift towards lower priced smartphones.

Gross Margin

The year-on-year decline in our Smart Devices gross margin in the third quarter 2011 was driven primarily by our tactical pricing actions due to the competitive environment and higher fixed manufacturing costs per unit due to lower volumes, partially offset by a product mix shift towards higher margin Symbian devices.

On a sequential basis, the decline in our Smart Devices gross margin in the third quarter 2011 was driven primarily by the impact of a full quarter of our tactical pricing actions across our portfolio initiated in the second quarter 2011 which resulted in greater price erosion than cost erosion.

Mobile Phones

The following chart sets out a summary of the results for our Mobile Phones business unit for the periods indicated, as well as the year-on-year and sequential growth rates.

MOBILE PHONES RESULTS SUMMARY

	Q3/2011	Q3/2010	YoY Change	Q2/2011	QoQ Change
Net sales (EUR millions)(1)	2 903	3 364	-14%	2 551	14%
Mobile Phones volume (million units)	89.8	83.3	8%	71.8	25%
Mobile Phones ASP (EUR)	32	40	-20%	36	-11%
Gross margin (%)	23.8%	25.5%		25.1%
Operating expenses (EUR million)	404	382	6%	420	-4%
Contribution margin (%)	10.2%	14.2%		8.6%

Note 1: Does not include IPR royalty income. IPR royalty income is recognized in Devices & Services Other net sales.

Net Sales

On a year-on-year basis, our Mobile Phones net sales in the third quarter 2011 decreased due to the lower ASP offset to some extent by higher volumes. On a sequential basis, the increase in our Mobile Phones net sales in the third quarter 2011 was due to higher volumes, which more than offset the lower ASP.

Volume

The year-on-year increase in our Mobile Phones volumes in the third quarter 2011 was driven by strong demand for our dual SIM devices, which reached 17.9 million during the quarter, as well as higher demand for our QWERTY products.

On a sequential basis, the increase in our Mobile Phones volumes in the third quarter 2011 was primarily driven by the broader availability of our dual SIM devices which also helped to increase demand for other devices across our Mobile Phones portfolio.

Average Selling Price

The year-on-year decline in our Mobile Phones ASP in the third quarter 2011 was driven primarily by our tactical pricing actions due to the competitive environment and an increased proportion of lower priced products in our Mobile Phone portfolio.

On a sequential basis, the decline in our Mobile Phones ASP in the third quarter 2011 was due primarily to a continued product mix shift towards lower priced devices and the impact of a full quarter of our tactical pricing actions across the portfolio initiated in the second quarter 2011.

Gross Margin

The year-on-year decline in our Mobile Phones gross margin in the third quarter 2011 was due primarily to our tactical pricing actions due to the competitive environment, partially offset by a product mix shift towards higher margin mobile phones.

The sequential decline in our Mobile Phones gross margin in the third quarter 2011 primarily reflected the impact of a full quarter of our tactical pricing actions across our portfolio initiated in the second quarter 2011 which resulted in greater price erosion than cost erosion, partially offset by a product mix shift towards higher margin mobile phones.

NAVTEQ

On June 22, 2011, we announced plans to create a new Location & Commerce business which combines NAVTEQ and Nokia’s social location services operations from Devices & Services. The Location & Commerce business is an operating and reportable segment beginning October 1, 2011. In addition to a broad portfolio of products and services for the wider internet ecosystem, the Location & Commerce business is creating integrated social location offerings in support of Nokia’s strategic goal in smartphones, including the Nokia experience with Windows Phone, as well as support for bringing the internet to the next billion.

The following chart sets out a summary of the results for NAVTEQ for the periods indicated, as well as the year-on-year and sequential growth rates.

NAVTEQ RESULTS SUMMARY

	Q3/2011	Q3/2010	YoY Change	Q2/2011	QoQ Change
Net sales (EUR millions)	241	252	-4%	245	-2%
Non-IFRS gross margin (%)	86.3%	84.5%		82.9%
Non-IFRS operating expenses (EUR millions)	139	141	-1%	151	-8%
Non-IFRS operating margin (%)	28.2%	29.4%		21.5%

Net Sales

The year-on-year decrease in NAVTEQ net sales in the third quarter 2011 was primarily driven by lower sales of map licenses to mobile device customers, partially offset by higher sales of map licenses to vehicle customers due to higher consumer uptake of vehicle navigation systems. Sequentially, the decrease in NAVTEQ net sales in the third quarter 2011 was due to lower sales of map licenses to mobile device customers and typical seasonality in the vehicle segment, partially offset by higher sales to portable navigation device (PND) customers.  At constant currency, NAVTEQ net sales would have increased 1% year-on-year and decreased 2% sequentially.

Gross Margin

On both a year-on-year and sequential basis, the increase in NAVTEQ non-IFRS gross margin in the third quarter 2011 was primarily due to an increased proportion of higher gross margin sales. In addition, the sequential comparison was aided by the annual reset of a royalty contract with a data supplier, which had a negative impact on the second quarter 2011 non-IFRS gross margin.

Operating Expenses

NAVTEQ non-IFRS research and development expenses decreased 3% year-on-year driven by changes in foreign currency exchange rates. NAVTEQ non-IFRS research and development expenses decreased 6% sequentially driven by the timing of projects related to development of location content.

NAVTEQ non-IFRS sales and marketing expenses increased 11% year-on-year driven by headcount growth, primarily related to expansion in new markets. NAVTEQ non-IFRS sales and marketing expenses decreased 9% sequentially driven by seasonal decreases in marketing expenses related to map update marketing campaigns.

NAVTEQ non-IFRS administrative and general expenses decreased 12% year-on-year driven by lower costs related to recruiting and hiring of new employees. NAVTEQ non-IFRS administrative and general expenses decreased 17% sequentially driven by lower severance costs and lower costs related to recruiting and hiring.

Nokia Siemens Networks

Nokia Siemens Networks completed the acquisition of Motorola Solutions’ networks assets on April 30, 2011. Accordingly, the results of Nokia Siemens Networks for the third quarter 2011 are not directly comparable to its results for prior periods.

The following chart sets out a summary of the results for Nokia Siemens Networks for the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA SIEMENS NETWORKS RESULTS SUMMARY

	Q3/2011	Q3/2010	YoY Change	Q2/2011	QoQ Change
Net sales (EUR millions)	3 413	2 943	16%	3 642	-6%
Non-IFRS gross margin (%)	26.8%	24.9%		26.6%
Non-IFRS operating expenses (EUR millions)	936	832	13%	931	1%
Non-IFRS operating margin (%)	0.2%	-3.9%		1.1%

Net Sales

The following chart sets out Nokia Siemens Networks net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR millions	Q3/2011	Q3/2010	YoY Change	Q2/2011	QoQ Change
Europe	1 074	1 070	0%	1 122	-4%
Middle East & Africa	301	331	-9%	389	-23%
Greater China	302	311	-3%	403	-25%
Asia-Pacific	978	711	38%	973	1%
North America	304	175	74%	311	-2%
Latin America	454	345	32%	444	2%
Total	3 413	2 943	16%	3 642	-6%

The year-on-year increase in Nokia Siemens Networks’ net sales in the third quarter 2011 was driven primarily by growth from the acquired Motorola Solutions networks assets. Excluding the acquired Motorola Solutions networks assets, net sales would have increased 3% year-on-year, primarily driven by growth in the Global Services business unit, which represented approximately 50% of Nokia Siemens Networks’ net sales in the third quarter 2011.

The sequential decline in Nokia Siemens Networks’ net sales in the third quarter 2011 was driven primarily by typical industry seasonality as well as some impact from the current macroeconomic uncertainty, offset to a certain degree by the contribution from the acquired Motorola Solutions networks assets. Excluding the acquired Motorola Solutions networks assets, Nokia Siemens Networks’ net sales would have decreased 12% sequentially.

At constant currency, Nokia Siemens Networks’ net sales would have increased 18% year-on-year and decreased 7% sequentially.

Gross Margin

The higher year-on-year Nokia Siemens Networks non-IFRS gross margin in the third quarter 2011 was primarily due to improved overall cost control, operational execution and the increase in net sales primarily driven by the contribution from the acquired Motorola Solutions networks assets.

The slightly higher sequential Nokia Siemens Networks non-IFRS gross margin in the third quarter 2011 was due to a greater focus on operational discipline, which was partially offset by an unfavorable sales mix due to an increased proportion of Global Services business unit net sales.

Operating Expenses

Nokia Siemens Networks’ non-IFRS research and development expenses increased 18% year-on-year and 4% sequentially, primarily due to the addition of R&D operations relating to the acquired Motorola Solutions networks assets as well as investments in strategic initiatives.

Nokia Siemens Networks’ non-IFRS sales and marketing expenses were virtually flat year-on-year. On a sequential basis, Nokia Siemens Networks non-IFRS sales and marketing expenses decreased 6%, reflecting industry seasonality and cost control initiatives.

Nokia Siemens Networks’ non-IFRS administrative and general expenses increased 16% year-on-year, reflecting the higher net sales and the addition of Motorola Solutions’ network assets. Sequentially, Nokia Siemens Networks non-IFRS administrative and general expenses were virtually flat.

Nokia Siemens Networks’ non-IFRS other income increased year-on-year and sequentially due to improvements in customer collections.

Operating Margin

The higher year-on-year Nokia Siemens Networks non-IFRS operating margin in the third quarter 2011 primarily reflected the higher net sales and gross margin, partially offset by increased operating expenses.

The sequential decrease in Nokia Siemens Networks’ non-IFRS operating margin in the third quarter 2011 reflected the lower net sales.

THIRD QUARTER 2011 OPERATING HIGHLIGHTS

Nokia

•                      Nokia completed the transaction to outsource its Symbian software development and support activities to Accenture on September 30, 2011. As a result of the transaction, approximately 2 300 employees transferred to Accenture.

•                      Nokia announced the appointment of Henry Tirri as Executive Vice President, Chief Technology Officer and a member of the Nokia Leadership Team, effective September 22, 2011. He reports directly to President and CEO Stephen Elop. As Chief Technology Officer, Tirri has assumed responsibility for the CTO organization, charged with setting Nokia’s technology agenda both now and in the future, and driving core innovation to enable business development opportunities. Previously, Tirri was Head of Nokia Research Center (NRC), Nokia’s forward-looking research facility. Richard Green, who was appointed Chief Technology Officer in May 2010 and was a member of the Nokia Leadership Team since February 2011, elected to depart Nokia effective on September 22, 2011.

•                      Executive Vice President and a member of the Nokia Leadership Team, Tero Ojanperä, left Nokia and resigned from the Nokia Leadership Team on September 30, 2011. Ojanperä was with Nokia for 21 years and a member of the Nokia Leadership Team since 2005. He has taken on a new role as Managing Partner of Vision+, a new independently-run investment fund focused on financing innovative products, and of which Nokia is an anchor investor.

•                      Nokia and Siemens announced the appointment of Jesper Ovesen as Executive Chairman of the Board of Nokia Siemens Networks, effective September 29, 2011. As Executive Chairman, Ovesen assumes a full-time role with a special emphasis on overseeing the strategic direction of Nokia Siemens Networks as it seeks to strengthen its position as a leader in the industry and become a more independent entity.

•                      Nokia and Siemens also announced that they each provided capital of EUR 500 million to Nokia Siemens Networks in the third quarter 2011 to further strengthen the company’s financial position and set the stage for strategic flexibility, productivity and innovation in areas such as Mobile Broadband and related services.

•                      Nokia was again selected as a component of the Dow Jones Sustainability World Index (DJSI) and Dow Jones Sustainability Europe Index in the DJSI 2011 Review.

Devices & Services

•                      Nokia made available for download Symbian Anna, a major software update which enhances the user experience of the first generation of Symbian^3 devices — Nokia N8, Nokia C7, Nokia C6-01 and Nokia E7 —

bringing owners of these devices a new user interface, virtual QWERTY keypad in portrait mode, split-screen messaging, enhanced Nokia Maps, better web browsing and stronger security.

•                      Nokia launched and started shipments of the Nokia 500, an affordable smartphone with a 1GHz processor and powered by Symbian Anna.

•                      Nokia launched three new smartphones powered by Symbian Belle, a major software update following on from Anna that brings further enhancements to the user experience. The Nokia 700, Nokia 701 and Nokia 600 extend the range of available designs, features and functionality in the Nokia Symbian smartphone range. They offer single-tap NFC technology sharing and pairing, the most personal user interface on a Nokia device to date and a more powerful mobile web browsing experience. Shipments of the Nokia 700 and Nokia 701 started before the end of the third quarter. Nokia plans to make Belle available also for users of the Nokia N8, Nokia C7, Nokia C6-01, Nokia E6, Nokia E7, Nokia X7 and Nokia Oro.

•                      Nokia announced forthcoming free updates to its Symbian Belle operating system called Microsoft® Apps, a suite of Microsoft productivity applications. Requiring no additional infrastructure, these applications help add immediate business advantage to the first Symbian Belle devices as well as delivering additional value to existing Nokia business customers who upgrade to Symbian Belle.

•                     Nokia started shipments to operator and distributor customers of the Nokia N9, a pure touch smartphone which introduces an innovative new design where the home key — typically located at the bottom of the device — is replaced by a simple gesture: a swipe.

•                      Nokia announced Nokia Car Mode, a standalone application optimized for the in-car use of Nokia smartphones. Nokia Car Mode features an optimized user interface simplifying the access and use of Nokia Drive (voice-guided car navigation with Nokia Maps), traffic updates, music and voice calls while driving. Nokia Car Mode, built with Qt, will be made available for Nokia smartphones based on Symbian Belle as well as the Nokia N9.

•                      Nokia started shipments of the Nokia C2-03, a Series 40-based device with Nokia’s unique dual SIM capabilities. The dual SIM functionality enables users to connect to two different networks to receive calls and messages. The Nokia C2-03 enables users to personalize up to five SIM cards, while it also features our Easy Swap technology which makes switching SIM cards simple and quick. The device also features the new Nokia Browser, which is designed to provide a more personal and affordable internet experience. The Nokia Browser, which is available in 87 languages, compresses data and can thus reduce the cost of surfing the web. Additionally, the Nokia C2-03 feature Nokia Maps for Series 40, which provides an advanced, cost-efficient maps experience. The new Nokia Maps for Series 40 is similar to that available on our smartphones in that people can view maps and plan routes when the phone is in offline mode.

•                      Nokia announced the launch of the Nokia 101 and Nokia 100, the most affordable phones in its portfolio, supporting its aim to connect the next billion consumers with mobile devices that offer modern, attractive designs, a range of practical and fun features, and services that extend the value of the phone with access to information and entertainment. The Nokia 101 is also Nokia’s fifth dual SIM device to date.

NAVTEQ

•                      NAVTEQ expanded coverage in Latin America, launching a NAVTEQ map of Uruguay.

•                      NAVTEQ announced the launch of RDS real-time traffic services in Russia via AutoRadio.

•                      NAVTEQ announced its selection by Daimler AG to supply map data and content for Mercedes E and CLS class models in Europe.

•                      NAVTEQ extended its NAVTEQ Natural Guidance product to Russia, bringing European coverage to over 120 cities.

•                      NAVTEQ announced that Appello has signed on as a publisher for the LocationPoint Advertising (LPA) network.

Nokia Siemens Networks

•                      Nokia Siemens Networks announced a number of mobile broadband deals. These included: with STC in Saudi Arabia, its first commercial TD-LTE (4G) network; a complete core and radio LTE network for Latvijas Mobilais Telefons in Latvia; LTE and 3G modernization for TeliaSonera Finland; a major, two city, trial of TD-LTE with China Mobile in Hangzhou and Xiamen; named as a key supplier for the 4G (LTE) service launch of Bell in Canada; upgrading T-Mobile USA’s 4G (HSPA+) network to 42Mbps; upgrading the WIND Telecommunicazioni network in Italy to 42Mbps HSPA+ and preparation for LTE; deploying WiMAX with VeeTIME to offer broadband aboard the Taiwan high speed rail service; and replacing and significantly expanding the GO Malta network with its GSM, 3G and all-IP mobile backhaul technology.

•                      To further support its focus on mobile broadband, Nokia Siemens Networks also outlined its vision for how broadband must be delivered in the future via Liquid Net; unveiled three new TD-LTE devices to supply communications service providers and enable the market for TD-LTE; pushed the peak data rates of HSPA+ up to

336Mbps at a demo in Beijing; agreed to establish a mobile broadband focused SmartLab with the Skolkovo Foundation in Russia; and set-up a joint venture to build 4G LTE equipment with Micran in Tomsk, Russia.

•                      In a significant optical network deal, Nokia Siemens Networks announced it is deploying a 5000 kilometer, 40 Gigabits per second, per channel, dense wavelength division multiplexing (DWDM) optical network for China Unicom.

•                      In services, Nokia Siemens Networks opened a new services center in Russia, the company’s fifth worldwide; signed a deal to expand and deploy 2G and 3G networks across seven African countries for Bharti Airtel, in addition to supplying the network equipment; delivered spectrum refarming to Thailand’s BFKT to optimize its use of spectrum; and announced a new service for upgrading radio networks called Network Cloning that can reduce upgrade operating expenses by more than 50% and takes only days instead of months to implement.

For more information on the operating highlights mentioned above, please refer to related press announcements at the following links: www.nokia.com/press, www.navteq.com/about/press.html, www.nokiasiemensnetworks.com/press

NOKIA IN THE THIRD QUARTER 2011

(The following discussion is of Nokia’s reported results. Comparisons are given to the third quarter 2010 results, unless otherwise indicated.)

Nokia’s net sales decreased 13% to EUR 8 980 million (EUR 10 270 million). Net sales of Smart Devices decreased 39% to EUR 2 206 million (EUR 3 612 million). Net sales of Mobile Phones decreased 14% to EUR 2 903 million (EUR 3 364 million). Net sales of the total Devices & Services business decreased 25% to EUR 5 392 million (EUR 7 173 million). Net sales of NAVTEQ decreased 4% to EUR 241 million (EUR 252 million). Net sales of Nokia Siemens Networks increased 16% to EUR 3 413 million (EUR 2 943 million).

Nokia’s gross profit decreased to EUR 2 509 million (gross profit of EUR 2 941 million), representing a gross margin of 27.9% (28.6%). Gross profit of Smart Devices decreased to EUR 515 million (EUR 1 103 million), representing 23.3% of Smart Devices net sales (30.5%).  Gross profit of Mobile Phones decreased to EUR 690 million (EUR 858 million), representing 23.8% of Mobile Phones net sales (25.5%).  Gross profit in the total Devices & Services business decreased to EUR 1 410 million (gross profit of EUR 2 081 million), representing a gross margin of 26.1% (29.0%). Gross profit in NAVTEQ was EUR 208 million (gross profit of EUR 213 million), representing a gross margin of 86.3% (84.5%). Gross profit in Nokia Siemens Networks was EUR 895 million (gross profit EUR 702 million), representing a gross margin of 26.2% (23.9%).

Nokia’s operating profit decreased to an operating loss of EUR 71 million (operating profit of EUR 403 million), representing an operating margin of -0.8% (3.9%). Contribution of Smart Devices decreased to EUR -131 million (EUR 335 million), representing -5.9% of Smart Devices net sales (9.3%).  Contribution of Mobile Phones decreased to EUR 296 million (EUR 479 million), representing 10.2% of Mobile Phones net sales (14.2%).  Operating profit in the total Devices & Services business decreased to EUR 132 million (operating profit of EUR 807 million), representing an operating margin of 2.4% (11.3%). Operating loss in NAVTEQ was EUR 45 million (operating loss of EUR 48 million), representing an operating margin of -18.7% (-19.0%). Operating loss in Nokia Siemens Networks was EUR 114 million (operating loss EUR 282 million), representing an operating margin of -3.3% (-9.6%). Group Common Functions expense totaled EUR 40 million (EUR 18 million).

In the period from July to September 2011, net financial expense was EUR 7 million (EUR 79 million). Loss before tax was EUR 83 million (profit before tax EUR 321 million). Loss was EUR 151 million (profit EUR 322 million), based on a loss of EUR 68 million (profit EUR 529 million) attributable to equity holders of the parent and a loss of EUR 83 million (loss of EUR 207 million) attributable to non-controlling interests. Earnings per share was EUR -0.02 (basic) and EUR -0.02 (diluted), compared with EUR 0.14 (basic) and EUR 0.14 (diluted) in the third quarter 2010.

NOKIA IN JANUARY — SEPTEMBER 2011

(The following discussion is of Nokia’s reported results. Comparisons are given to the January — September 2010 results, unless otherwise indicated.)

Nokia’s net sales decreased 4 % to EUR 28 654 million (EUR 29 795 million). Net sales of Smart Devices decreased 23% to EUR 8 101 million (EUR 10 477 million). Net sales of Mobile Phones decreased 9% to EUR 8 862 million (EUR

9 748 million). Net sales of the total Devices & Services business decreased 13% to EUR 17 946 million (EUR 20 635 million). Net sales of NAVTEQ increased 4% to EUR 718 million (EUR 693 million). Net sales of Nokia Siemens Networks increased 18% to EUR 10 226 million (EUR 8 700 million).

Nokia’s gross profit decreased to EUR 8 415 million (gross profit of EUR 9 090 million), representing a gross margin of 29.4% (30.5%). Gross profit of Smart Devices decreased to EUR 2 177 million (EUR 3 383 million), representing 26.9% of Smart Devices net sales (32.3%). Gross profit of Mobile Phones decreased to EUR 2 280 million (EUR 2 704 million), representing 25.7% of Mobile Phones net sales (27.7%). Gross profit in the total Devices & Services decreased to EUR 5 173 million (EUR 6 289 million), representing a gross margin of 28.8% (30.5%). Gross profit in NAVTEQ was EUR 606 million (EUR 578 million), representing a gross margin of 84.4% (83.4%). Gross profit in Nokia Siemens Networks was EUR 2 686 million (EUR 2 353 million), representing a gross margin of 26.3% (27.0%).

Nokia’s operating profit decreased to an operating loss of EUR 119 million (operating profit of EUR 1 186 million), representing an operating margin of -0.4% (4.0%). Contribution of Smart Devices decreased to negative contribution EUR 59 million (positive contribution EUR 968 million), representing -0.7% of Smart Devices net sales (9.2%).  Contribution of Mobile Phones decreased to EUR 1077 million (EUR 1 612 million), representing 12.2% of Mobile Phones net sales (16.5%).  Operating profit in the total Devices & Services business decreased 75% to EUR 575 million (EUR 2 281 million), representing an operating margin of 3.2% (11.1%). Operating loss in NAVTEQ was EUR 165 million (operating loss of EUR 206 million), representing an operating margin of -23.0% (-29.7%). Operating loss in Nokia Siemens Networks was EUR 367 million (operating loss EUR 687 million), representing an operating margin of -3.6% (-7.9%). Group Common Functions expense totaled EUR 112 million (EUR 71 million).

In the period from January to September 2011, net financial expense was EUR 81 million (EUR 220 million). Loss before tax was EUR 224 million (profit before tax EUR 953 million). Loss was EUR 412 million (profit EUR 601 million), based on a loss of EUR 92 million (profit of EUR 1 105 million) attributable to equity holders of the parent and a loss of EUR 320 million (loss of EUR 504 million) attributable to non-controlling interests. Earnings per share was EUR -0.02 (basic) and EUR -0.02 (diluted), compared with EUR 0.30 (basic) and EUR 0.30 (diluted) in January-September 2010.

PERSONNEL

The average number of employees during the period from January to September 2011 was 134 942, of which the average number of employees at NAVTEQ and Nokia Siemens Networks was 5 713 and 71 030 respectively. At September 30, 2011, Nokia employed a total of 135 949 people (131 553 people at September 30, 2010), of which 5 818 were employed by NAVTEQ (5 195 people at September 30, 2010) and 74 954 were employed by Nokia Siemens Networks (66 090 people at September 30, 2010). The increase in the number of Nokia Siemens Networks employees is primarily due to the acquisition of Motorola Solutions’ networks assets.

SHARES

The total number of Nokia shares at September 30, 2011 was 3 744 956 052. At September 30, 2011, Nokia and its subsidiary companies owned 34 880 491 Nokia shares, representing approximately 0.9 % of the total number of Nokia shares and the total voting rights.

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	7-9/2011	7-9/2010	7-9/2011	7-9/2010

Net sales	8 980	10 270	8 980	10 271
Cost of sales	-6 471	-7 329	-6 450	-7 298

Gross profit	2 509	2 941	2 530	2 973
Research and development expenses	-1 327	-1 407	-1 235	-1 267
Selling and marketing expenses	-896	-921	-781	-816
Administrative and general expenses	-290	-259	-284	-245
Other income	44	131	44	59
Other expenses	-111	-82	-22	-70

Operating loss/profit	-71	403	252	634
Share of results of associated companies	-5	-3	-5	-3
Financial income and expenses	-7	-79	-7	-79

Loss/profit before tax	-83	321	240	552
Tax	-68	1	-141	-172

Loss/profit	-151	322	99	380

Loss/profit attributable to equity holders of the parent	-68	529	124	510
Loss attributable to non-controlling interests	-83	-207	-25	-130
	-151	322	99	380

Earnings per share, EUR (for loss/profit attributable to the equity holders of the parent)
Basic	-0.02	0.14	0.03	0.14
Diluted	-0.02	0.14	0.03	0.14

Average number of shares (1 000 shares)
Basic	3 710 070	3 708 888	3 710 070	3 708 888
Diluted	3 713 654	3 711 833	3 713 654	3 711 833

Depreciation and amortization, total	389	441	190	197

Share-based compensation expense, total	9	14	9	14

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	1-9/2011	1-9/2010	1-9/2011	1-9/2010

Net sales	28 654	29 795	28 656	29 798
Cost of sales	-20 239	-20 705	-20 185	-20 535

Gross profit	8 415	9 090	8 471	9 263
Research and development expenses	-4 211	-4 323	-3 861	-3 885
Selling and marketing expenses	-2 805	-2 860	-2 474	-2 538
Administrative and general expenses	-854	-805	-827	-747
Other income	134	269	134	168
Other expenses	-798	-185	-96	-147

Operating loss/profit	-119	1 186	1 347	2 114
Share of results of associated companies	-24	-13	-24	-13
Financial income and expenses	-81	-220	-81	-220

Loss/profit before tax	-224	953	1 242	1 881
Tax	-188	-352	-508	-641

Loss/profit	-412	601	734	1 240

Loss/profit attributable to equity holders of the parent	-92	1 105	852	1 445
Loss attributable to non-controlling interests	-320	-504	-118	-205
	-412	601	734	1 240

Earnings per share, EUR (for loss/profit attributable to the equity holders of the parent)
Basic	-0.02	0.30	0.23	0.39
Diluted	-0.02	0.30	0.23	0.39

Average number of shares (1 000 shares)
Basic	3 709 875	3 708 730	3 709 875	3 708 730
Diluted	3 714 151	3 712 467	3 714 151	3 712 467

Depreciation and amortization, total	1 182	1 341	549	610

Share-based compensation expense, total	9	33	9	33

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

Reported	7-9/2011	Y-o-Y change, %	7-9/2010	1-12/2010

Europe	2 559	-25	3 430	14 652
Middle-East & Africa	1 263	—	1 265	5 518
Greater China	1 545	-21	1 967	7 620
Asia-Pacific	2 181	-2	2 218	8 946
North America	442	-7	473	1 953
Latin America	990	8	917	3 757

Total	8 980	-13	10 270	42 446

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	30.09.11	Y-o-Y change, %	30.09.10	31.12.10

Europe	53 532	-4	55 783	54 556
Middle-East & Africa	5 207	13	4 621	4 681
Greater China	22 313	12	19 993	21 050
Asia-Pacific	30 370	8	28 182	29 310
North America	9 133	11	8 206	8 084
Latin America	15 394	4	14 768	14 746

Total	135 949	3	131 553	132 427

DEVICES & SERVICES, EUR million

(unaudited)

	Reported 7-9/2011	Special items & PPA 7-9/2011	Non-IFRS 7-9/2011	Reported 7-9/2010	Special items & PPA 7-9/2010	Non-IFRS 7-9/2010

Net sales (1)	5 392	—	5 392	7 173	1	7 174
Cost of sales	-3 982	—	-3 982	-5 092	—	-5 092

Gross profit	1 410	—	1 410	2 081	1	2 082
% of net sales	26.1		26.1	29.0		29.0

Research and development expenses (2)	-594	1	-593	-708	2	-706
% of net sales	11.0		11.0	9.9		9.8

Selling and marketing expenses (3)	-497	—	-497	-536	1	-535
% of net sales	9.2		9.2	7.5		7.5

Administrative and general expenses	-98	—	-98	-95	—	-95
% of net sales	1.8		1.8	1.3		1.3

Other income and expenses (4)	-89	89	—	65	-61	4

Operating profit	132	90	222	807	-57	750
% of net sales	2.4		4.1	11.3		10.5

(1) Deferred revenue related to acquisitions of EUR 1 million in Q3/10.

(2) Amortization of acquired intangible assets of EUR 1 million in Q3/11 and EUR 2 million in Q3/10.

(3) Amortization of acquired intangible assets of EUR 1 million in Q3/10.

(4) Restructuring charges of EUR 59 million and associated impairments EUR 54 million as well as a positive Accenture deal closing adjustment EUR 24 million recognized in Devices & Services other in Q3/11. Refund of customs duties of EUR 61 million in Q3/10.

NAVTEQ, EUR million

(unaudited)

	Reported 7-9/2011	Special items & PPA 7-9/2011	Non-IFRS 7-9/2011	Reported 7-9/2010	Special items & PPA 7-9/2010	Non-IFRS 7-9/2010

Net sales	241	—	241	252	—	252
Cost of sales	-33	—	-33	-39	—	-39

Gross profit	208	—	208	213	—	213
% of net sales	86.3		86.3	84.5		84.5

Research and development expenses (1)	-177	84	-93	-188	92	-96
% of net sales	73.4		38.6	74.6		38.1

Selling and marketing expenses (2)	-60	29	-31	-58	30	-28
% of net sales	24.9		12.9	23.0		11.1

Administrative and general expenses	-15	—	-15	-17	—	-17
% of net sales	6.2		6.2	6.7		6.7

Other income and expenses	-1	—	-1	2	—	2

Operating loss/profit	-45	113	68	-48	122	74
% of net sales	-18.7		28.2	-19.0		29.4

(1) Amortization of acquired intangibles of EUR 84 million in Q3/11 and EUR 92 million in Q3/10.

(2) Amortization of acquired intangibles of EUR 29 million in Q3/11 and EUR 30 million in Q3/10.

NOKIA SIEMENS NETWORKS, EUR million

(unaudited)

	Reported 7-9/2011	Special items & PPA 7-9/2011	Non-IFRS 7-9/2011	Reported 7-9/2010	Special items & PPA 7-9/2010	Non-IFRS 7-9/2010

Net sales	3 413	—	3 413	2 943	—	2 943
Cost of sales (1)	-2 518	21	-2 497	-2 241	31	-2 210

Gross profit	895	21	916	702	31	733
% of net sales	26.2		26.8	23.9		24.9

Research and development expenses (2)	-556	7	-549	-511	46	-465
% of net sales	16.3		16.1	17.4		15.8

Selling and marketing expenses (3)	-339	86	-253	-325	74	-251
% of net sales	9.9		7.4	11.0		8.5

Administrative and general expenses (4)	-140	6	-134	-130	14	-116
% of net sales	4.1		3.9	4.4		3.9

Other income and expenses (5)	26	—	26	-18	1	-17

Operating loss/profit	-114	120	6	-282	166	-116
% of net sales	-3.3		0.2	-9.6		-3.9

(1) Restructuring charges of EUR 12 million and adjustment to acquired inventory of EUR 9 million in Q3/11. Restructuring charges of EUR 31 million in Q3/10.

(2) Restructuring charges of EUR 1 million and amortization of acquired intangibles of EUR 6 million in Q3/11 Restructuring charges of EUR 1 million and amortization of acquired intangibles of EUR 45 million in Q3/10.

(3) Restructuring charges of EUR 7 million and amortization of acquired intangibles of EUR 79 million in Q3/11. Restructuring charges of EUR 2 million and amortization of acquired intangibles of EUR 72 million in Q3/10.

(4) Restructuring charges of EUR 6 million in Q3/11 and EUR 14 million in Q3/10.

(5) Restructuring charges of EUR 1 million in Q3/10.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Reported 7-9/2011	Special items & PPA 7-9/2011	Non-IFRS 7-9/2011	Reported 7-9/2010	Special items & PPA 7-9/2010	Non-IFRS 7-9/2010

Net sales	—	—	—	—	—	—
Cost of sales	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—

Research and development expenses	—	—	—	—	—	—

Selling and marketing expenses	—	—	—	-1	—	-1

Administrative and general expenses	-37	—	-37	-17	—	-17

Other income and expenses	-3	—	-3	—	—	—

Operating loss	-40	—	-40	-18	—	-18

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

NOKIA GROUP

	Reported 7-9/2011	Special items & PPA 7-9/2011	Non-IFRS 7-9/2011	Reported 7-9/2010	Special items & PPA 7-9/2010	Non-IFRS 7-9/2010

Net sales (1)	8 980	—	8 980	10 270	1	10 271
Cost of sales (2)	-6 471	21	-6 450	-7 329	31	-7 298

Gross profit	2 509	21	2 530	2 941	32	2 973
% of net sales	27.9		28.2	28.6		28.9

Research and development expenses (3)	-1 327	92	-1 235	-1 407	140	-1 267
% of net sales	14.8		13.8	13.7		12.3

Selling and marketing expenses (4)	-896	115	-781	-921	105	-816
% of net sales	10.0		8.7	9.0		7.9

Administrative and general expenses (5)	-290	6	-284	-259	14	-245
% of net sales	3.2		3.2	2.5		2.4

Other income and expenses (6)	-67	89	22	49	-60	-11

Operating loss/profit	-71	323	252	403	231	634
% of net sales	-0.8		2.8	3.9		6.2

Share of results of associated companies	-5		-5	-3		-3
Financial income and expenses	-7		-7	-79		-79

Loss/profit before tax	-83	323	240	321	231	552
Tax	-68	-73	-141	1	-173	-172

Loss/profit	-151	250	99	322	58	380

Loss/profit attributable to equity holders of the parent	-68	192	124	529	-19	510
Loss attributable to non-controlling interests	-83	58	-25	-207	77	-130
	-151	250	99	322	58	380

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.02		0.03	0.14		0.14
Diluted	-0.02		0.03	0.14		0.14

Average number of shares
(1 000 shares)
Basic	3 710 070		3 710 070	3 708 888		3 708 888
Diluted	3 713 654		3 713 654	3 711 833		3 711 833

Depreciation and amortization, total	389	-199	190	441	-244	197

Share-based compensation expense, total	9	—	9	14	—	14

(1) Deferred revenue related to acquisitions of EUR 1 million in Q3/10.

(2) Restructuring charges of EUR 12 million and adjustment to acquired inventory of EUR 9 million in Q3/11. Restructuring charges of EUR 31 million in Q3/10.

(3) Restructuring charges of EUR 1 million and amortization of acquired intangible assets of EUR 91 million in Q3/11.

Restructuring charges of EUR 1 million and amortization of acquired intangible assets of EUR 139 million in Q3/10.

(4) Restructuring charges of EUR 7 million and amortization of acquired intangible assets of EUR 108 million in Q3/11.

Restructuring charges of 3 million and amortization of acquired intangible assets of EUR 102 million in Q3/10.

(5) Restructuring charges of EUR 6 million in Q3/11 and EUR 14 million in Q3/10.

(6) Restructuring charges of EUR 59 million and associated impairments of EUR 54 million as well as a positive Accenture deal closing adjustment of EUR 24 million in Q3/11. Restructuring charges of EUR 1 million and refund of customs duties of EUR 61 million in Q3/10.

SEGMENT INFORMATION AND ELIMINATIONS

Third quarter 2011, reported

(unaudited)

	Smart Devices 7-9/2011	Mobile Phones 7-9/2011	Devices & Services other 7-9/2011	Devices & Services 7-9/2011	NAVTEQ 7-9/2011	Nokia Siemens Networks 7-9/2011	Corporate Common 7-9/2011	Eliminations 7-9/2011	Nokia Group 7-9/2011

Net sales (1)	2 206	2 903	283	5 392	241	3 413		-66	8 980
Cost of sales (2)	-1 691	-2 213	-78	-3 982	-33	-2 518		62	-6 471
Gross profit (3)	515	690	205	1 410	208	895	—	-4	2 509
% of net sales	23.3	23.8	72.4	26.1	86.3	26.2			27.9

Operating expenses	-657	-404	-128	-1 189	-252	-1 035	-37	—	-2 513

Other income and expenses	11	10	-110	-89	-1	26	-3	—	-67

Contribution	-131	296	-33
% of net sales	-5.9	10.2	-11.7

Operating loss (3)				132	-45	-114	-40	-4	-71
% of net sales				2.4	-18.7	-3.3			-0.8

Third quarter 2010, reported

(unaudited)

	Smart Devices 7-9/2010	Mobile Phones 7-9/2010	Devices & Services other 7-9/2010	Devices & Services 7-9/2010	NAVTEQ 7-9/2010	Nokia Siemens Networks 7-9/2010	Corporate Common 7-9/2010	Eliminations 7-9/2010	Nokia Group 7-9/2010

Net sales (1)	3 612	3 364	197	7 173	252	2 943	—	-98	10 270
Cost of sales (2)	-2 509	-2 506	-77	-5 092	-39	-2 241	1	42	-7 329
Gross profit (3)	1 103	858	120	2 081	213	702	1	-56	2 941
	30.5	25.5	60.9	29.0	84.5	23.9			28.6

Operating expenses	-773	-382	-184	-1 339	-263	-966	-19	—	-2 587

Other income and expenses	5	3	57	65	2	-18	—	—	49

Contribution	335	479	-7
	9.3	14.2	-3.6

Operating profit (3)				807	-48	-282	-18	-56	403
				11.3	-19.0	-9.6			3.9

(1) Includes IPR royalty income recognized in Devices & Services Other net sales

(2) Devices & Services related IPR royalty costs recognized in Smart Devices and Mobile Phones

(3) Elimination of profits recognized in NAVTEQ that are deferred in Devices & Services related to Ovi Maps service sold in combination with Nokia’s GPS  enabled smartphones.

CONSOLIDATED INCOME STATEMENTS, IFRS, EUR million

(unaudited)

	7-9/2011	7-9/2010	1-9/2011	1-9/2010	1-12/2010

Net sales	8 980	10 270	28 654	29 795	42 446
Cost of sales	-6 471	-7 329	-20 239	-20 705	-29 629

Gross profit	2 509	2 941	8 415	9 090	12 817
Research and development expenses	-1 327	-1 407	-4 211	-4 323	-5 863
Selling and marketing expenses	-896	-921	-2 805	-2 860	-3 877
Administrative and general expenses	-290	-259	-854	-805	-1 115
Other income	44	131	134	269	476
Other expenses	-111	-82	-798	-185	-368

Operating loss/profit	-71	403	-119	1 186	2 070
Share of results of associated companies	-5	-3	-24	-13	1
Financial income and expenses	-7	-79	-81	-220	-285

Loss/profit before tax	-83	321	-224	953	1 786
Tax	-68	1	-188	-352	-443

Loss/profit	-151	322	-412	601	1 343

Loss/profit attributable to equity holders of the parent	-68	529	-92	1 105	1 850
Loss attributable to non-controlling interests	-83	-207	-320	-504	-507

	-151	322	-412	601	1 343

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.02	0.14	-0.02	0.30	0.50
Diluted	-0.02	0.14	-0.02	0.30	0.50

Average number of shares (1 000 shares)
Basic	3 710 070	3 708 888	3 709 875	3 708 730	3 708 816
Diluted	3 713 654	3 711 833	3 714 151	3 712 467	3 713 250

Depreciation and amortization, total	389	441	1 182	1 341	1 771

Share-based compensation expense, total	9	14	9	33	48

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME, IFRS, EUR million

(unaudited)

	7-9/2011	7-9/2010	1-9/2011	1-9/2010	1-12/2010

Loss/profit	-151	322	-412	601	1 343

Other comprehensive income
Translation differences	425	-836	-375	1 141	1 302
Net investment hedge gains (+) / losses (-)	-161	138	82	-368	-389
Cash flow hedges	31	103	71	-224	-141
Available-for-sale investments	34	-28	46	12	9
Other increase/decrease, net	22	118	13	88	45
Income tax related to components of other comprehensive income	21	-39	-37	128	126

Other comprehensive expense/income, net of tax	372	-544	-200	777	952

Total comprehensive expense/income	221	-222	-612	1 378	2 295

Total comprehensive expense/income attributable to equity holders of the parent	294	-32	-301	1 890	2 776
non-controlling interests	-73	-190	-311	-512	-481
	221	-222	-612	1 378	2 295

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION, IFRS, EUR million (unaudited)

	30.09.2011	30.09.2010	31.12.2010
ASSETS
Non-current assets
Capitalized development costs	13	60	40
Goodwill	5 778	5 561	5 723
Other intangible assets	1 567	2 191	1 928
Property, plant and equipment	1 884	1 934	1 954
Investments in associated companies	72	125	136
Available-for-sale investments	606	590	533
Deferred tax assets	1 863	1 566	1 596
Long-term loans receivable	83	76	64
Other non-current assets	3	6	4
	11 869	12 109	11 978
Current assets
Inventories	2 500	2 593	2 523
Accounts receivable	6 749	7 117	7 570
Prepaid expenses and accrued income	4 284	4 745	4 360
Current portion of long-term loans receivable	46	29	39
Other financial assets	347	428	378
Investments at fair value through profit and loss, liquid assets	438	1 058	911
Available-for-sale investments, liquid assets	1 945	3 720	3 772
Available-for-sale investments, cash equivalents	6 695	3 622	5 641
Bank and cash	1 731	1 835	1 951
	24 735	25 147	27 145
Total assets	36 604	37 256	39 123

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	355	299	312
Treasury shares	-646	-667	-663
Translation differences	506	684	825
Fair value and other reserves	100	-45	3
Reserve for invested non-restricted equity	3 150	3 163	3 161
Retained earnings	8 937	9 842	10 500
	12 648	13 522	14 384
Non-controlling interests	2 042	1 587	1 847
Total equity	14 690	15 109	16 231

Non-current liabilities
Long-term interest-bearing liabilities	4 178	4 304	4 242
Deferred tax liabilities	844	1 096	1 022
Other long-term liabilities	74	95	88
	5 096	5 495	5 352
Current liabilities
Current portion of long-term loans	164	14	116
Short-term borrowing	1 400	1 542	921
Other financial liabilities	316	295	447
Accounts payable	5 091	5 703	6 101
Accrued expenses	7 307	6 634	7 365
Provisions	2 540	2 464	2 590
	16 818	16 652	17 540
Total shareholders’ equity and liabilities	36 604	37 256	39 123
Interest-bearing liabilities	5 742	5 860	5 279
Shareholders’ equity per share, EUR	3.41	3.65	3.88

Number of shares (1 000 shares) (1)	3 710 076	3 708 924	3 709 130

(1) Shares owned by Group companies are excluded.

CONSOLIDATED STATEMENTS OF CASH FLOWS, IFRS, EUR million

(unaudited)

	1-9/2011	1-9/2010	1-12/2010
Cash flow from operating activities
Loss/profit attributable to equity holders of the parent	-92	1 105	1 850
Adjustments, total	1 672	1 552	2 112
Change in net working capital	-868	1 162	2 349
Cash generated from operations	712	3 819	6 311
Interest received	137	82	110
Interest paid	-188	-164	-235
Other financial income and expenses, net	376	-628	-507
Income taxes paid, net	-534	-771	-905
Net cash from operating activities	503	2 338	4 774

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-797	-96	-110
Purchase of current available-for-sale investments, liquid assets	-2 782	-6 536	-8 573
Purchase of investments at fair value through profit and loss, liquid assets	-530	-418	-646
Purchase of non-current available-for-sale investments	-91	-89	-124
Purchase of shares in associated companies	-2	-32	-33
Proceeds from (+) / payment of (-) other long-term loans receivable	-15	1	2
Proceeds from (+) / payment of (-) short-term loans receivable	-22	-1	-2
Capital expenditures	-443	-467	-679
Proceeds from disposal of Group companies, net of disposed cash	-3	-17	-21
Proceeds from disposal of shares in associated companies	1	5	5
Proceeds from disposal of businesses	3	—	141
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	4 499	5 194	7 181
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	1 064	—	333
Proceeds from sale of non-current available-for-sale investments	38	83	83
Proceeds from sale of fixed assets	37	21	21
Dividends received	1	1	1
Net cash from / used in investing activities	958	-2 351	-2 421

Cash flow from financing activities
Other contributions from shareholders	546	—	—
Purchase of treasury shares	—	1	1
Proceeds from long-term borrowings	1	98	482
Repayment of long-term borrowings	-28	-4	-6
Proceeds from (+) / payment of (-) short-term borrowings	435	750	131
Dividends paid	-1 509	-1 524	-1 519
Net cash used in financing activities	-555	-679	-911

Foreign exchange adjustment	-72	223	224
Net increase (+) / decrease (-) in cash and cash equivalents	834	-469	1 666
Cash and cash equivalents at beginning of period	7 592	5 926	5 926
Cash and cash equivalents at end of period	8 426	5 457	7 592

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Before non- controlling interest	Non- controlling interest	Total equity
Balance at December 31, 2009	246	279	-681	-127	69	3 170	10 132	13 088	1 661	14 749
Translation differences				1 083				1 083	54	1 137
Net investment hedge losses, net of tax				-272				-272		-272
Cash flow hedges, net of tax					-123			-123	-63	-186
Available-for-sale investments, net of tax					9			9		9
Other increase, net							88	88		88
Profit							1 105	1 105	-503	602
Total comprehensive income	—	—	—	811	-114	—	1 193	1 890	-512	1 378
Stock options exercised related to acquisitions		-1						-1		-1
Share-based compensation		31						31		31
Excess tax benefit on share-based compensation		-1						-1		-1
Settlement of performance and restricted shares		-9	13			-7		-3		-3
Reissuance of treasury shares			1					1		1
Conversion of debt to equity								—	500	500
Dividend							-1 483	-1 483	-61	-1 544
Acquisitions and other change in non-controlling interests									-1	-1
Total of other equity movements	—	20	14	—	—	-7	-1 483	-1 456	438	-1 018
Balance at September 30, 2010	246	299	-667	684	-45	3 163	9 842	13 522	1 587	15 109

Balance at December 31, 2010	246	312	-663	825	3	3 161	10 500	14 384	1 847	16 231
Translation differences				-379				-379	5	-374
Net investment hedge gains, net of tax				60				60		60
Cash flow hedges, net of tax					52			52	4	56
Available-for-sale investments, net of tax					45			45		45
Other increase, net							13	13		13
Loss							-92	-92	-320	-412
Total comprehensive income	—	—	—	-319	97	—	-79	-301	-311	-612
Share-based compensation		10						10		10
Excess tax benefit on share-based compensation		-3						-3		-3
Settlement of performance and restricted shares		-10	17			-11		-4		-4
Other contributions from shareholders		46						46	500	546
Dividend							-1 484	-1 484	-8	-1 492
Acquisitions and other change in non-controlling interests								—	14	14
Total of other equity movements	—	43	17	—	—	-11	-1 484	-1 435	506	-929
Balance at September 30, 2011	246	355	-646	506	100	3 150	8 937	12 648	2 042	14 690

COMMITMENTS AND CONTINGENCIES, EUR million

(unaudited)

	GROUP
	30.09.2011	30.09.2010	31.12.2010

Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	2	3	5

Contingent liabilities on behalf of Group companies
Guarantees for loans	—	—	—
Other guarantees	1 281	1 367	1 262

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	—	—	—
Other guarantees	16	22	17

Leasing obligations	1 015	1 084	1 069

Financing commitments
Customer finance commitments	105	72	85
Venture fund commitments	148	268	238

1 EUR = 1.370 USD

The unaudited, consolidated interim financial statements of Nokia have been prepared in accordance with the International Financial Reporting Standards (“IFRS”). The same accounting policies and methods of computation are followed in the interim financial statements as were followed in the consolidated financial statements of Nokia for 2010.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our strategic partnership with Microsoft to combine complementary assets and expertise to form a global mobile ecosystem and to adopt Windows Phone as our primary smartphone platform; B) the timing and expected benefits of our new strategy, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our ability to succeed in creating a competitive smartphone platform for high-quality differentiated winning smartphones or in creating new sources of revenue through our partnership with Microsoft; 2) the expected timing of the planned transition to Windows Phone as our primary smartphone platform and the introduction of mobile products based on that platform; 3) our ability to maintain the viability of our current Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 4) our ability to realize a return on our investment in MeeGo and next generation devices, platforms and user experiences; 5) our ability to build a competitive and profitable global ecosystem of sufficient scale, attractiveness and value to all participants and to bring winning smartphones to the market in a timely manner; 6) our ability to produce mobile phones in a timely and cost efficient manner with differentiated hardware, localized services and applications; 7) our ability to increase our speed of innovation, product development and execution to bring new competitive smartphones and mobile phones to the market in a timely manner; 8) our ability to retain, motivate, develop and recruit appropriately skilled employees; 9) our ability to implement our strategies, particularly our new mobile product strategy; 10) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 11) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our new strategy or other factors; 12) our success in collaboration and partnering arrangements with third parties, including Microsoft; 13) the success, financial condition and performance of our suppliers, collaboration partners and customers; 14) our ability to source sufficient quantities of fully functional quality components, subassemblies and software on a timely basis without interruption and on favorable terms, including the disruption of production and/or deliveries from any of our suppliers as a result of adverse conditions in the geographic areas where they are located; 15) our ability to manage efficiently our manufacturing, service creation, delivery and logistics without interruption; 16) our ability to ensure the timely delivery of sufficient volumes of products that meet our and our customers’ and consumers’ requirements and manage our inventory and timely adapt our supply to meet changing demands for our products; 17) any actual or even alleged defects or other quality, safety and security issues in our products; 18) any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected or made available to us or stored in or through our products; 19) our ability to successfully manage costs, including our ability to achieve targeted costs reductions and to effectively and timely execute related restructuring measures, including personnel reductions; 20) our ability to effectively and smoothly implement the new operational structure for our businesses; 21) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 25) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 26) any disruption to information technology systems and networks that our operations rely on; 27) unfavorable outcome of litigations; 28) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 29) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 30) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 31) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 32) whether Nokia Siemens Networks is able to successfully integrate the acquired assets of Motorola Solutions’ networks business, retain existing customers of the acquired business, cross-sell Nokia Siemens Networks’ products and services to customers of the acquired business and otherwise realize the expected synergies and benefits of the acquisition; 33) Nokia Siemens Networks’ ability to timely introduce new products, services, upgrades and technologies; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 36) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 37) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG may involve and affect the carrier-related assets and employees transferred by Siemens AG to Nokia Siemens Networks; 38) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-

looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki — October 20, 2011

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900

Investor Relations Europe, tel. +358 7180 34927

Investor Relations US, tel. +1 914 368 0555

• Nokia plans to publish its fourth quarter and annual 2011 results on January 26, 2012.

• Nokia plans to publish its other quarterly results in 2012 on the following dates: Q1 on April 19, Q2 on July 19 and Q3 on October 18, 2012.

• Nokia plans to publish its annual report, Nokia in 2011, in week 13 of 2012.

• Nokia’s Annual General Meeting is scheduled to be held on May 3, 2012.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2011	Nokia Corporation

By:	/s/ Riikka Tieaho
	Name:	Riikka Tieaho
	Title:	Director, Corporate & Securities, Legal & IP